SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (Amendment No.   7    )*

                                 Presstek, Inc.
             -----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -----------------------------------------------------
                         (Title of Class of Securities)

                                   741113104
             -----------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 741113104                   13G                     Page 2 of 5 Pages



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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Dr. Lawrence Howard

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


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   3   SEC USE ONLY




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   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            1,309,844 (includes options to purchase 131,500 shares)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             44,392
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             1,309,844 (includes options to purchase 131,500 shares)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       44,392

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   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,354,236 as of 12/31/96 (total of 1,222,736 shares plus 131,500 shares issuable upon exercise of immediately exercisable options)

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  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



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  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       8.7%

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  12   TYPE OF REPORTING PERSON*

       IN


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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13G

Item 1(a).        Name of Issuer:

                  Presstek, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  8 Commercial Street
                  Hudson, N.H.  03051

Item 2(a).        Name of Person Filing:

                  Dr. Lawrence Howard

Item 2(b).        Address of Principal Business Office Or, If None,
                  Residence:

                  Hudson Partners, LP
                  660 Madison Avenue
                  New York, New York  10021

Item 2(c).        Citizenship:

                  United States of America

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  741113 10 4

Item 3. If this statement is filed pursuant to Rules 13d- 1(b) or 13d-2(b), check whether the person filing is a:

                  (a)-(h):  Not applicable.

Item 4.           Ownership:

                  (a) Amount Beneficially Owned: 1,354,326 shares of common stock as of December 31, 1996, including 1,155,844 shares owned by Dr. Howard, 17,500 shares owned by Dr. Howard's wife, 26,892 shares owned by Dr. Howard's wife as custodian for Dr. Howard's children, 22,500 shares owned by Dr. Howard as custodian for his children and 131,500 shares which may be purchased by Dr. Howard pursuant to currently exercisable options.
                             Page 3 of 5 pages

                  (b) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet. Calculation of percentage of beneficial ownership is based on 15,392,276 shares of the Issuer's common stock outstanding on December 31, 1996.

                  (c) Reference is made to Items Nos. 5-9 and 11 of the Cover Sheet.

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of
                  Another Person:

                  Not applicable.

Item 7.           Identification and Classification of the
                  Subsidiary Which Acquired the Security Being
                  Reported on by the Parent Holding Company:

                  Not applicable.

Item 8. Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10.          Certification:

                  Not applicable.

                                Page 4 of 5 pages

                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997            Signature:   /s/ Dr. Lawrence Howard
                                                ------------------------
                                    Name/Title:  Dr. Lawrence Howard

                             Page 5 of 5 pages